09056166

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01447

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2008** (MM/DD/YY) AND ENDING **December 31, 2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stifel, Nicolaus & Company, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	MO	63102-2188
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

223 South Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECD S.E.C.
MAR 2 2009
603

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Stifel, Nicolaus & Company, Incorporated, for the year ended December 31, 2008, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors, which are classified as customers accounts (debits $345,310 and credits $51,763).

TESSA S. GREJTAK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: May 21, 2011
Commission # 07045519

Bernard N Burkemper
Signature

Chief Financial Officer
Title

Tessa S. Grejtak
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Consolidated Statement of Financial Condition
- ☒ (c) Consolidated Statement of Operations
- ☒ (d) Consolidated Statement of Cash Flows
- ☒ (e) Consolidated Statement of Changes in Stockholder's Equity
- ☒ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- ☒ (g) Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- ☒ (h) Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☒ (i) Information relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
- ☒ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (included in items g and h)
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (1) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report (not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control
- ☐ (p) Unconsolidated Schedule of Segregation Requirements and Funds in Segregation
- ☐ (q) Unconsolidated Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
Year Ended DECEMBER 31, 2008

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

STIFEL, NICOLAUS & COMPANY, INCORPORATED
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Stifel, Nicolaus & Company, Incorporated
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314-342-2000

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

STIFEL, NICOLAUS & COMPANY, INCORPORATED AND SUBSIDIARIES

Consolidated Statement of Financial Condition

As of December 31, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors
Stifel, Nicolaus & Company, Incorporated

We have audited the accompanying consolidated statement of financial condition of Stifel, Nicolaus & Company, Incorporated (the Company) as of December 31, 2008. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stifel, Nicolaus & Company, Incorporated at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 26, 2009

STIFEL, NICOLAUS & COMPANY, INCORPORATED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 197,554,133
Cash segregated under federal and other regulations	19,237
Securities purchased under agreements to resell	17,722,939
Receivable from brokers and dealers:	
Securities failed to deliver	3,836,921
Deposits paid for securities borrowed	49,784,300
Clearing organizations	55,675,956
Receivable from customers, net of allowance for doubtful receivables of $582,155	280,142,785
Trading securities owned, at fair value	103,777,556
Trading securities owned and pledged, at fair value	28,656,545
Due from affiliates	1,854,434
Goodwill	108,032,877
Intangible assets, net of accumulated amortization of $7,486,157	14,630,972
Loans and advances to financial advisors and other employees, net of allowance for doubtful receivables from former employees of $1,186,120	102,550,330
Deferred tax asset, net	36,337,488
Other assets	98,523,767
TOTAL ASSETS	$ 1,099,100,240
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Drafts payable	49,400,130
Securities sold under agreements to repurchase	2,216,238
Payable to brokers and dealers:	
Securities failed to receive	8,811,252
Deposits received for securities loaned	16,987,200
Clearing organizations	897,176
Payable to customers	156,494,606
Trading securities sold, but not yet purchased, at fair value	98,229,242
Due to Parent Company and affiliates	56,946,012
Accrued employee compensation	121,740,762
Accounts payable and accrued expenses	51,534,389
	563,257,007
Liabilities subordinated to claims of general creditors	43,214,874
Stockholder's equity:	
Capital stock - par value $1, authorized 30,000 shares, outstanding 1,000 shares	1,000
Additional paid-in capital	280,802,099
Retained earnings	211,825,260
TOTAL STOCKHOLDER'S EQUITY	492,628,359
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,099,100,240

See Notes to Consolidated Statement of Financial Condition.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2008

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Nature of Operations

Stifel, Nicolaus & Company, Incorporated (collectively referred to as the "Company") is principally engaged in retail brokerage, securities trading, investment banking, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest and Mid-Atlantic regions with a growing presence in the Northeast, Southeast, and Western United States. The Company's principal customers are individual investors, corporations, municipalities, and institutions. The Company is registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), and Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions are eliminated in consolidation. The amounts included in the accompanying Consolidated Statement of Financial Condition related to the subsidiaries are immaterial. The Company is a wholly-owned subsidiary of Stifel Financial Corp. the ("Parent Company").

Consolidation Policies

The Consolidated Statement of Financial Condition include the accounts of the Company. The Company also has investments or partnership interests in other entities for which it must evaluate whether to consolidate by determining whether it has a controlling financial interest or is considered to be the primary beneficiary. In determining whether to consolidate these entities or not, the Company determines whether the entity is a voting interest entity, or a variable interest entity ("VIE").

Voting Interest Entity. Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently; and (ii) equity holders who have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. The Company consolidates voting interest entities in accordance with Accounting Research Bulletin ("ARB") No. 51, "Consolidated Financial Statements," when it determines that it has a controlling financial interest, usually ownership of all, or a majority of, the voting interest.

Variable Interest Entity. VIEs are entities that lack one or more of the characteristics of a voting interest entity. The Company is required to consolidate VIEs in which it is deemed to be the primary beneficiary in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) ("FIN 46R"), "Consolidation of Variable Interest Entities (revised December 2003) – an interpretation of ARB No. 51." The primary beneficiary is defined as the entity that has a variable interest, or a combination of variable interests, that will either: (i) absorb a majority of the VIEs expected losses; (ii) receive a majority of the VIEs expected returns; or (iii) both.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

The Company determines whether it is the primary beneficiary of a VIE by first performing a qualitative analysis of the VIE's expected losses and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb variability, related party relationships and the design of the VIE. Where qualitative analysis is not conclusive, the Company performs a quantitative analysis. The Company reassesses its initial evaluation of an entity as a VIE and its initial determination of whether the Company is the primary beneficiary of a VIE upon the occurrence of certain reconsideration events as defined in FIN 46R.

Other. The Company has formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies or limited partnerships. For those funds where the Company acts as the general partner, the Company economic interest is generally limited to management fee arrangements as stipulated by the Operating Agreements. The Company has generally provided the third-party investors with rights to terminate the funds or to remove the Company as the general partner. If FIN 46R does not apply, the Company considers Emerging Issues Task Force ("EITF") Issue No. 04-5 ("EITF 04-5"), "Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights," which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria in EITF 04-5 are met, the consolidation of the partnership or limited liability company is required. Based on the Company's initial evaluation of these entities under the provisions of FIN 46R and EITF 04-5, it was determined that these entities were not variable interest entities of the Company and do not require consolidation pursuant to EITF 04-5.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers its significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions and estimates, to be: the fair value of investments; the accrual for litigation; the allowance for doubtful receivables from loans and advances to financial advisors and other employees; the fair value of goodwill and intangible assets; the provision for income taxes and related tax reserves; and the estimation of forfeitures associated with stock-based compensation.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less at the time of purchase, including money market mutual funds, other than those held for sale in the ordinary course of business.

Cash Segregated Under Federal and Other Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Stifel Nicolaus as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of their clients.

Securities Borrowing and Lending Activities

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender generally in excess of the market value of securities borrowed. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned generally on a daily basis, with additional collateral obtained or refunded as necessary. Substantially all of these transactions are executed under master netting agreements, which give the Company right of offset in the event of counterparty default, however, such receivables and payables with the same counterparty are not set-off in the Company's Consolidated Statement of Financial Condition.

Security Transactions

Trading securities owned and pledged, certain investments, and trading securities sold, but not yet purchased, on our consolidated statements of financial condition are recorded at fair value. Securities owned, and securities sold, but not yet purchased are valued using quoted market or dealer prices. Brokerage client receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Other than those separately discussed in the notes to consolidated financial statements, the Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Securities purchased under agreements to resell (Resale Agreements) and securities sold under agreements to repurchase are recorded at the contractual amounts that the securities will be resold/repurchased, including accrued interest. The Company's policy is to obtain possession or control of securities purchased under Resale Agreements and to obtain additional collateral when necessary to minimize the risk associated with this activity.

Customer security transactions are recorded on a settlement date basis. Principal securities transactions are recorded on a trade date basis.

Financial Instruments

Trading securities owned and pledged, and trading securities sold, but not yet purchased, on our Consolidated Statement of Financial Condition are recorded at fair value. Securities owned, and securities sold, but not yet purchased are valued using quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate margin loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. Other than those separately discussed in the notes to consolidated financial statements, the Company's remaining financial instruments are generally short-term in nature and their carrying values approximate fair value.

Fair Value Hierarchy

On January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157"), which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market. The type of financial instruments included in Level 1 are highly liquid instruments with quoted prices, such as equities listed in active markets and certain U.S. Treasury bonds and other government obligations.

NOTE 1 — Summary Of Significant Accounting And Reporting Policies (continued)

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Instruments that are generally included in this category are equity securities not actively traded, corporate obligations infrequently traded, certain government and municipal obligations, certain bank notes, interest rate swaps, certain asset-backed securities consisting of collateralized loan obligation securities, and certain mortgage-backed securities.

Level III – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. Instruments included in this category generally include equity securities with unobservable inputs, certain corporate obligations with unobservable pricing inputs, auction rate securities, certain airplane trust certificates, limited partnerships, and other Company investments.

Valuation of Financial Instruments

When available, the Company uses observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities and other investments owned, trading securities pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires an estimate of the value of the securities using the best information available. Among the factors considered in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term and the differences could be material.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. The Company does not amortize goodwill. In accordance with SFAS No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," goodwill is tested for impairment at least annually or whenever indications of impairment exist. In testing for the potential impairment of goodwill, management estimates the fair value of each of the Company's reporting units (generally defined as the Company's businesses for which financial information is available and reviewed regularly by management), and compares it to their carrying value. If the estimated fair value of a reporting unit is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the reporting unit, including goodwill. If the carrying value of the reporting unit's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected July 31 as its annual impairment testing date.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Loans and Advances

The Company offers transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of the Company's overall growth strategy. These loans are generally forgiven by a charge to "Employee compensation and benefits" over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. Management monitors and compares individual financial advisor production to each loan issued to ensure future recoverability. If the individual leaves before the term of the loan expires or fails to meet certain performance standards, the individual is required to repay the balance. In determining the allowance for doubtful receivables from former employees, management considers the facts and circumstances surrounding each receivable, including the amount of the unforgiven balance, the reasons for the terminated employment relationship, and the former employees' overall financial positions. The loan balance from former employees at December 31, 2008 was $2,449,456, with associated loss allowances of $1,186,120.

Legal Loss Allowances

The Company records loss allowances related to legal proceedings resulting from lawsuits and arbitrations, which arise from its business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. Management has determined that it is likely that the ultimate resolution of certain of these claims will result in losses to the Company. The Company has, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses to the extent they believe certain claims are probable of loss and the amount of the loss can be reasonably estimated. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information become available and due to subsequent events. Factors considered by management in estimating the Company's liability are the loss and damages sought by the claimant/plaintiff, the merits of the claim, the amount of loss in the client's account, the possibility of wrongdoing on the part of the employee of the Company, the total cost of defending the litigation, the likelihood of a successful defense against the claim, and the potential for fines and penalties from regulatory agencies. Results of litigation and arbitration are inherently uncertain, and management's assessment of risk associated therewith is subject to change as the proceedings evolve. After discussion with counsel, management, based on its understanding of the facts, accrues what they consider appropriate to provide loss allowances for certain claims, which is reflected in the Consolidated Statement of Financial Condition under the caption accounts payable and accrued expenses.

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (continued)

Stock-Based Compensation

The Company accounts for stock-based compensation based on SFAS No. 123 (revised 2004) ("SFAS 123R"), "Share-Based Payment," using the modified prospective application method. The Company's employees participate in the Parent Company's stock-based plans. The Company recognizes a credit to additional paid in capital, net of tax, ratably over the vesting period.

Income Taxes

The Company is included in the consolidated federal and certain state income tax returns filed by the Parent Company and its subsidiaries. The Company also files on a stand-alone basis in certain other states. The Company's portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement, and the Company's stand-alone tax liability or receivable is included in the accompanying Consolidated Statement of Financial Condition.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

NOTE 2 – Recent Accounting Pronouncements

In December 2008, the FASB issued FASB Staff Position ("FSP") No. 140-4 and FIN 46R-8 ("FSP 140-4 and FIN 46R-8"), "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities." FSP 140-4 and FIN 46R-8 require additional disclosures about transfers of financial assets and involvement with variable interest entities. The requirements apply to transferors, sponsors, servicers, primary beneficiaries and holders of significant variable interests in a variable interest entity or qualifying special purpose entity. Disclosures required by FSP 140-4 and FIN 46R-8 are effective for the Company on December 31, 2008

In September 2008, the FASB issued FSP No. 133-1 and FIN 45-4 ("FSP FAS 133-1 and FIN 45-4"), "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161." FSP FAS 133-1 and FIN 45-4 amends FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. FSP FAS 133-1 and FIN 45-4 also amend FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," to require additional disclosure about the current status of the payment/performance risk of a guarantee. The provisions of the FSP that amend SFAS 133 and FIN 45 are effective for reporting periods ending after November 15, 2008. FSP FAS 133-1 and FIN 45-4 also clarifies the effective date in FASB Statement No. 161 ("SFAS 161"), "Disclosures about Derivative Instruments and Hedging Activities." Disclosures required by SFAS 161 are effective for the Company in the first quarter of fiscal 2009.

NOTE 2 – Recent Accounting Pronouncements (continued)

In April 2008, the FASB issued FSP No. 142-3 ("FSP 142-3"), "Determination of the Useful Life of Intangible Assets." FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets." This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions. FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there is no impact to the Company's Consolidated Statement of Financial Condition.

In September 2006, the FASB issued FASB Statement No. 157 ("SFAS 157"), "Fair Value Measurements," which defines fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB FSP 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the Company's Consolidated Statement of Financial Condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), "Business Combinations" and SFAS No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51." SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for the Company beginning in the first quarter of fiscal 2009. Early adoption is not permitted. Since this guidance will be applied prospectively, on adoption, there is not expect to be an impact to the Company's Consolidated Statement of Financial Condition.

NOTE 2 – Recent Accounting Pronouncements(continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007) ("SFAS 141R"), "Business Combinations" and SFAS No. 160 ("SFAS 160"), "Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51." SFAS 141R will change how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for the Company beginning in the first quarter of fiscal 2009. Early adoption is not permitted. The Company is currently evaluating the impact that SFAS 141R and SFAS 160 will have on its Consolidated Statement of Financial Condition.

NOTE 3 — CASH SEGREGATED UNDER FEDERAL REGULATIONS

At December 31, 2008, cash of $18,237 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. The Company performs a weekly reserve calculation for proprietary accounts of introducing brokers ("PAIB"), which includes accounts of an affiliated introducing broker. At December 31, 2008, no deposit was required. Cash of $1,000 has been segregated in a reserve bank account for the exclusive benefit of PAIB.

NOTE 4 — FAIR VALUE MEASUREMENTS

The following table presents the valuation of the Company's financial instruments measured at fair value on a recurring basis by pricing levels as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Cash equivalents	170,321,281	- -	- -	170,321,281
Trading securities owned and pledged:				
U.S. government and agency securities	$ 11,251,308	$ 25,697,114	$ - -	$ 36,948,422
State and municipal bonds	3,659,228	17,915,081	7,142,805	28,717,114
Corporate obligations	11,819,226	25,331,382	4,161,401	41,312,009
Corporate stocks	14,090,948	- -	11,365,608	25,456,556
Total securities owned	40,820,710	68,943,577	22,669,814	132,434,101
Investments:				
Marketable equity securities	1,976,267	- -	- -	1,976,267
Mutual funds	23,081,790	- -	- -	23,081,790
Other investments	90,316	60,569	3,700,902	3,851,787
Total investments	25,148,373	60,569	3,700,902	28,909,844
Total assets measured at fair value on a recurring basis	$ 236,290,364	$ 69,004,146	$ 26,370,716	$ 331,665,226
Liabilities				
Securities sold, but not yet purchased:				
U.S. government and agency securities	$ 33,279,250	$ 9	$ - -	$ 33,279,259
State and municipal bonds	- -	153,855	- -	153,855
Corporate obligations	24,080,786	37,226,498	- -	61,307,284
Corporate stocks	3,488,844	- -	- -	3,488,844
Total securities sold, but not yet purchased	60,848,880	37,380,362	- -	98,229,242
Total liabilities measured at fair value on a recurring basis	$ 60,848,880	$ 37,380,362	$ - -	$ 98,229,242

NOTE 5 — TRADING SECURITIES OWNED AND TRADING SECURITIES SOLD, BUT NOT YET PURCHASED

The components of trading securities owned and trading securities sold, but not yet purchased at December 31, 2008, are as follows:

	December 31, 2008	
Securities, at fair value	Owned	Sold, But Not Yet Purchased
U.S. Government obligations	$ 36,948,422	$ 33,279,259
State and municipal bonds	28,717,114	153,855
Corporate obligations	41,312,009	61,307,284
Corporate stocks	25,456,556	3,488,844
	$ 132,434,101	$ 98,229,242

The Company pledges securities owned as collateral to counterparties, who have the ability to repledge the collateral; therefore, the Company has reported the pledged securities which are reflected in trading securities owned and pledged, at fair value in the Consolidated Statement of Financial Condition.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS

The Parent Company acquired certain businesses and contributed those businesses to the Company. In 2007, in consideration of Emerging Issue Task Force ("EITF") issue No. 90-5 "Exchange of Ownership Interests Under Common Control", the Company determined that the goodwill, intangible assets and related tax liabilities of the contributed businesses should be contributed as well. As a result, certain contingent payment accruals for the acquisition in 2005 of the Legg Mason Capital Markets business ("LM Capital Markets") and the acquisition in 2007 of Ryan Beck Holdings, Inc. and its wholly-owned broker-dealer subsidiary Ryan Beck & Company, Inc. ("Ryan Beck") were appropriately accounted for as additional purchase price and recorded as goodwill adjustments in 2008.

The changes in goodwill during 2008 consist of accruals for the third year contingent payment for the LM Capital Markets of $16,255,426, and contingent payments, accruals and purchase price adjustments of $16,679,837 for the Ryan Beck acquisition.

The Company completed an annual goodwill impairment test as of July 31 for the year ended December 31, 2008 in accordance with SFAS 142. The Company's testing did not indicate any impairment of the carrying value of goodwill. Additionally, there were no events or changes in circumstances indicating that goodwill might be impaired from the impairment test date through December 31, 2008.

NOTE 6 – GOODWILL AND INTANGIBLE ASSETS (continued)

The carrying amount of goodwill and intangible assets is presented in the following table:

	Total
Goodwill	
Balance at January 1, 2008	$75,097,614
Acquisitions/purchase price adjustments	32,935,263
Balance at December 31, 2008	108,032,877
Intangible Assets	
Balance at January 1, 2008	16,942,643
Net additions	350,000
Amortization of intangible assets	(2,661,671)
Balance at December 31, 2008	14,630,972
Total goodwill and intangible assets	$122,663,849

Intangible assets consist of acquired customer lists and non-compete agreements which are amortized to expense over their contractual or determined useful lives as well as backlog, which is amortized against revenue as specific transactions are closed. The gross and accumulated amortization balances of intangibles are as follows:

	December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net
Amortized intangible assets			
Customer lists	$ 19,533,394	$ 5,371,300	$14,162,094
Backlog	347,616	343,532	4,084
Non-compete agreements	2,236,119	1,771,325	464,794
Total amortized intangible assets	$ 22,117,129	$ 7,486,157	$14,630,972

The weighted-average remaining lives of the following intangible assets at December 31, 2008 are: customer lists 6.5 years; and non-compete agreements 0.8 years.

NOTE 7 — SHORT-TERM FINANCING

The Company's short-term financing is generally obtained through the use of bank loans and securities lending arrangements. The Company borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of the customer-owned securities is not reflected in the Consolidated Statement of Financial Condition. Available ongoing credit arrangements with banks totaled $600,000,000 at December 31, 2008, all of which was unused. There are no compensating balance requirements under these arrangements. At December 31, 2008, there were no short-term borrowings from banks. The average short-term bank borrowings were $132,659,973 for the year ended December 31, 2008, at a weighted average daily interest rate of 2.28%. At December 31, 2008, the Company had a stock loan balance of $16,987,200, at a weighted average daily interest rate of 0.52%. The average outstanding securities lending arrangements utilized in financing activities were $105,423,674 for the year ended December 31, 2008, at a weighted average daily effective interest rate of 2.47%. Customer owned securities were hypothecated and utilized in these arrangements.

NOTE 8 — LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a deferred compensation plan available to financial advisors who achieve a certain level of production, whereby a certain percentage of their earnings are deferred as defined by the plan, a portion of which is deferred in stock units and the balance into optional investment choices. The Company obtained approval from FINRA and its predecessor, the New York Stock Exchange, to subordinate the liability for future payments to financial advisors for that portion of compensation not deferred in stock units. In addition, the Company has a note payable to the Parent Company. The Company issued cash subordination agreements to participants in the plan and the Parent Company pursuant to provisions of Appendix D of Exchange Act Rule 15c3-1. The Company included in its computation of net capital the following:

Lender	Due	Amount
Various Financial Advisors	January 31, 2009	$ 1,300,019
Various Financial Advisors	January 31, 2010	1,391,281
Stifel Financial Corp.	September 30, 2010	35,000,000
Various Financial Advisors	January 31, 2011	1,473,792
Various Financial Advisors	January 31, 2012	1,722,278
Various Financial Advisors	January 31, 2013	2,327,504
		$ 43,214,874

At December 31, 2008, the fair value of the liabilities subordinated to claims of general creditors using interest rates commensurate with borrowings of similar terms was $40,420,241.

NOTE 9 — COMMITMENTS AND CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company enters into underwriting commitments. Settlements of transactions relating to such underwriting commitments, which were open at December 31, 2008, had no material effect on the Consolidated Statement of Financial Condition.

In connection with margin deposit requirements of The Options Clearing Corporation ("OCC"), the Company has pledged customer-owned securities. At December 31, 2008, the amounts on deposit satisfied the minimum margin deposit requirement of $46,929,177.

In connection with margin deposit requirements of the National Securities Clearing Corporation, the Company had deposited $18,000,000 in cash at December 31, 2008, which satisfied the minimum margin deposit requirements of $12,845,849.

The Company also provides guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

The Company provides investment, capital-raising and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. The Company's exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To alleviate the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2008, the Company did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

The Company has received inquiries from the SEC, FINRA, and several state regulatory authorities requesting information concerning the Company's transactions in auction rate securities ("ARS"). Additionally, the Company and the Parent Company have been named in civil suits. See further information regarding the civil suits in Note 10 to these consolidated financial statements.

NOTE 9 — COMMITMENTS AND CONTINGENCIES AND GUARANTEES (continued)

To date, several of the larger securities firms that primarily underwrote and supported the auctions for ARS have, through regulatory settlements and otherwise, announced agreements to repurchase auction rate securities at par from certain of their clients; other securities firms have entered into similar agreements. The Company is working with other industry participants in seeking to resolve issues relating to auction rate securities and is exploring a range of potential solutions, including the restructuring and refinancing of the debt underlying the auction rate securities. However, there is no assurance that these efforts will be successful. The Company's customers hold approximately $242,000,000 par value of auction rate securities at December 31, 2008, inclusive of $43,963,455 of such securities that were either transferred to the Company or purchased after February 2008. On February 11, 2009, the Company announced a voluntary partial repurchase plan of certain customers' ARS indicating its intent to purchase, subject to applicable regulatory limitations, at par, the greater of 10% or $25,000 of ARS held by each retail client who purchased these ARS from the Company prior to the ARS market collapse on February 13, 2008.

The future minimum rental and third-party vendor service commitments at December 31, 2008, with initial or remaining non-cancelable terms in excess of one year, some of which contain escalation clauses and renewal options, are as follows:

Year Ending December 31,	Operating Leases
2009	$ 40,542,336
2010	29,980,654
2011	22,753,072
2012	15,992,424
2013	12,943,064
Thereafter	35,992,831
Minimum Commitments	**$158,204,381**

The Company leases furniture and equipment, under a month-to-month lease agreement, from the Parent Company.

NOTE 10 — LEGAL PROCEEDINGS

The Company is named in and subject to various proceedings and claims arising primarily from it securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. The Company is also involved in other reviews, investigations and proceedings by governmental and self-regulatory organizations regarding its business which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The Company is contesting the allegations in these claims, and believes that there are meritorious defenses in each of these lawsuits, arbitrations and regulatory investigations. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In management's opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying consolidated financial statements with respect to these matters, the ultimate resolution of these matters will not have a material adverse impact on the Company's financial position. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period.

The regulatory investigations include inquiries from the SEC, the FINRA and several state regulatory authorities requesting information concerning the Company's activities with respect to auction rate securities ("ARS"), and inquiries from the SEC and a state regulatory authority requesting information relating to the Company's role in investments made by five Southeastern Wisconsin school districts (the "school districts") in transactions involving collateralized debt obligations ("CDOs"). The Company intends to cooperate fully with the SEC, FINRA and the several states in these investigations. While it is management's opinion that based upon currently available information and review with outside counsel that no adverse regulatory action should be taken against the Company or its subsidiaries in connection with these investigations, there can be no assurance that regulatory action will not be taken.

Current claims include a civil lawsuit filed in the United States District Court for the Eastern District of Missouri on August 8, 2008 seeking class action status for investors who purchased and continue to hold ARS offered for sale between June 11, 2003 and February 13, 2008, the date when most auctions began to fail and the auction market froze, which alleges misrepresentation about the investment characteristics of ARS and the auction markets. The Company believes that based upon currently available information and review with outside counsel that it has meritorious defenses to this lawsuit, and intends to vigorously defend all claims asserted therein.

NOTE 10— LEGAL PROCEEDINGS (CONTINUED)

Additionally, the Company is named in a civil lawsuit filed in the Circuit Court of Milwaukee, Wisconsin on September 29, 2008. The lawsuit has been filed against the Company, Royal Bank of Canada Europe Ltd. ("RBC") and certain other RBC entities by the school districts and the individual trustees for other post-employment benefit ("OPEB") trusts established by those school districts ("the "Plaintiffs"). The suit was removed to the United States District Court for the Eastern District of Wisconsin on October 31, 2008. The suit arises out of the purchase of certain CDOs by the OPEB trusts. The RBC entities structured and served as "arranger" for the CDOs. The Company served as placement agent/broker in connection with the OPEB trusts purchase of the investments. The total amount of the investments made by the OPEB trusts was $200,000,000. Plaintiffs assert that the school districts contributed $37,500,000 to the OPEB trusts to purchase the investments. The balance of $162,500,000 used to purchase the investments was borrowed by the OPEB trusts. The recourse of the lender is the OPEB trust assets and the moral obligation of the school districts. The legal claims asserted include violation of the Wisconsin Securities Act, fraud and negligence. The lawsuit seeks equitable relief, unspecified compensatory damages, treble damages, punitive damages and attorney's fees and costs. The Plaintiffs claim that the RBC entities and the Company either made misrepresentations or failed to disclose material facts in connection with the sale of the CDOs in violation of the Wisconsin Securities Act. The Company believes the Plaintiffs reviewed and understood the relevant offering materials and that the investments were suitable based upon, among other things, receipt of a written acknowledgement of risks from the Plaintiffs. The Company believes that based upon currently available information and review with outside counsel that it has meritorious defenses to this lawsuit, and intends to vigorously defend all of the Plaintiffs' claims.

In connection with ARS, the Company's U.S. broker-dealer subsidiaries have been subject to ongoing investigations by the SEC and other regulatory authorities, with which it is cooperating fully as stated above. The Company is also named in a class action lawsuit similar to that filed against a number of brokerage firms alleging various securities law violations in connection with the sale of ARS, which it is vigorously defending. As of December 31, 2008, the Company's clients held approximately $242,000,000 of ARS, which, as of February 20, 2009, had declined to approximately $241,000,000 due to the redemption and refinancing of such securities by the issuers of the ARS.

NOTE 10— LEGAL PROCEEDINGS (CONTINUED)

Several large banks and brokerage firms, most of which were the primary underwriters of and supported the auctions for, ARS have announced agreements, usually as part of a regulatory settlement, to repurchase ARS at par from some of their clients. Other brokerage firms have entered into similar agreements. The Company is, in conjunction with other industry participants actively seeking solutions to ARS' illiquidity, which may include the restructuring and refinancing of those ARS. Should these issuer redemptions and refinancings continue, the Company's clients' holdings could be reduced further, however, there can be no assurance these events will continue. Additionally, on February 11, 2009 the Company announced a voluntary partial repurchase plan for certain ARS. Under the voluntary plan, and subject to applicable regulatory limitations, the Company will offer to purchase, at par, the greater of 10% or twenty-five thousand dollars of ARS held by retail clients who purchased these securities from the Company prior to the ARS market collapse and who continue to hold them in retail clients' accounts. In exchange, the Company will take an assignment of clients' actionable legal claims against the major ARS market participants for the amounts repurchased. The proposed plan, if fully implemented, would provide a measure of liquidity to the frozen ARS market, and result in approximately 40% of its retail clients receiving 100% liquidity for their ARS. Based on further review of the voluntary repurchase plan, previously announced on February 11, 2009, the Company has determined that it may increase the amount of ARS that it will voluntarily repurchase from certain of its clients who purchased and continue to hold ARS, depending upon future circumstances. The plan excludes employee accounts. If the Company were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or some portion of these ARS at par from its clients in addition to the ARS repurchased as a result of the announced voluntary partial repurchase plan as stated above, the Company would be required to assess whether it had sufficient regulatory capital or borrowing capacity to do so, and there is no assurance that it would have such capital or capacity. In addition, while the Company believes it has made adequate provision for loss related to the buyback of ARS held by retail clients, additional losses may be incurred related to the resolution of all pending claims, inquiries or investigations which would adversely affect the Company's results of operations and financial position.

NOTE 11 — REGULATORY AND CAPITAL REQUIREMENTS

Broker-dealers may be prohibited from expanding their business and declaring cash dividends. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule may be subject to disciplinary actions by the SEC and self-regulatory agencies, such as FINRA, including censures, fines, suspension, or expulsion. Stifel Nicolaus has elected to use the alternative method permitted by the Rule that requires maintenance of minimum net capital equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debit items. At December 31, 2008, Stifel Nicolaus had net capital of $195,566,149, which was 58.04% of aggregate debit items and $188,827,519 in excess of its minimum required net capital.

NOTE 12 — EMPLOYEE BENEFIT PLANS

Employees of the Company participate in the Parent Company's profit sharing 401(k) plan, Employee Stock Ownership Plan, and incentive stock award plans. In addition, the Company has a deferred compensation plan available to Financial Advisors, a portion of which is invested in Parent Company Stock Units.

NOTE 13 — OFF-BALANCE SHEET CREDIT RISK

As a carrying broker-dealer, the Company clears and executes transactions for two introducing broker-dealers. Pursuant to the clearing agreements, the introducing broker-dealers guarantee the performance of their customers to the Company. To the extent the introducing broker-dealers are unable to satisfy their obligations under the terms of the respective clearing agreements, the Company would be secondarily liable. However, the potential requirement for the Company to fulfill these obligations under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

NOTE 13 — OFF-BALANCE SHEET CREDIT RISK(CONTINUED)

The Company borrows and lends securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls its exposure to credit risk by continually monitoring its counterparties' positions, and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

The Company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to price risk for short sales through daily review and setting position and trading limits.

The Company manages its risks associated with the aforementioned transactions through position and credit limits, and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

The Company has accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2008, the fair value of securities accepted as collateral where the Company is permitted to sell or repledge the securities was approximately $432,750,827, and the fair value of the collateral that had been sold or repledged was approximately $123,414,628.

Concentrations of Credit Risk

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations primarily in the Midwest.

NOTE 14— RELATED PARTY TRANSACTIONS

Under an agreement, the Company provides all funding for the Parent Company's cash requirements and, accordingly, all expenditures of the Parent Company are recorded through the intercompany account. The Company leases certain furniture and equipment from the Parent Company. On September 29, 2008, the Parent Company completed a public offering of 1,495,000 shares of common stock for net proceeds of $64,369,386 and loaned those funds to the Company, which was recorded as Due to Parent. The Company records interest expense on its intercompany debt at its average cost of funds to borrow rate of 1.87% and records interest on its subordinated debt at the same rate the Parent pays for its debenture to Stifel Financial Capital Trust II 6.38% Cumulative Trust Preferred Securities. At December 31, 2008 the Due to Parent Company and affiliates was $56,946,012. In addition, the Company provides funding for affiliated companies. At December 31, 2008 the Due from Affiliates was $1,854,434. During the year, the Parent Company authorized contributed capital of $3,500,000.

The Company serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of an affiliated company, Century Securities Associates, Inc. ("CSA"). Under the arrangement, the Company has a PAIB agreement with CSA. At December 31, 2008, the amount due from CSA of $126,759 consisted of commissions payable net of brokerage and clearing expense, payroll, independent contractor fees, and taxes that were paid on behalf of the affiliated company and is reflected in the Consolidated Statement of Financial Condition under the caption due from affiliates. The Company also serves as a carrying broker-dealer and clears the securities transactions on a fully disclosed basis of Stifel Nicolaus Limited ("Stifel Limited"), an affiliated company. At December 31, 2008, the amount due from Stifel Limited of $486,825 consisted of commissions payable net of brokerage and clearing expense, payroll, independent consultant fees, and taxes that were paid on behalf of the affiliated company and is reflected in the Consolidated Statement of Financial Condition under the caption due from affiliates.

The Company records interest expense on its inter-company debt and subordinated debt to the Parent through the inter-company account.

The Company provides management services for two affiliated companies, Stifel Capco I, LLC and Stifel Capco II, LLC, and earns a fee for such services. At December 31, 2008, the receivable from these affiliated companies of $907,805 for such services is reflected in the Consolidated Statement of Financial Condition under the caption due from affiliates.

NOTE 15 — INCOME TAXES

Significant components of the Company's deferred tax assets (liabilities) at December 31, 2008 were as follows:

Deferred tax assets		
	Deferred compensation	$ 35,583,026
	Accruals not currently deductible	5,958,128
	Receivable reserves	878,529
	State tax net operating loss	1,063,000
	Unrealized loss	218,254
	Deferred tax assets	43,700,937
Deferred tax liabilities		
	Intangible assets	(5,626,096)
	Prepaid expenses	(1,737,353)
	Total deferred tax liabilities	(7,363,449)
	Net deferred tax assets	$ 36,337,488

FIN 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties and disclosure..

The Company had established a deferred tax asset of $1,400,093 related to state net operating loss carryforwards of approximately $19.6 million in 2007. These operating loss carryforwards expire in each of the jurisdictions where they had arisen and expire between 2011 and 2027. A valuation allowance of $545,290 was established in 2007 for the carry forwards that will not likely be utilized. In 2008, it was determined that such valuation allowance was more properly recorded as a reduction to the deferred tax asset. The deferred tax asset for such state net operating losses as of December 31, 2008 is valued at $1,063,000. No other valuation allowances were established since it is more likely than not that the deferred tax asset will be utilized based on the Company's estimate of future taxable income.

NOTE 15 — INCOME TAXES (CONTINUED)

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2008	$ 1,640,152
Increases in tax positions for prior years	109,045
Decreases in tax positions for prior years	(207,180)
Increases in tax positions for current year	252,051
Settlements	(571,687)
Lapse in statute of limitations	(115,141)
Gross unrecognized tax benefits at December 31, 2008	$ 1,107,240

Included in the balance at December 31, 2008 is $1,107,240 of tax positions excluding interest and penalties that, if recognized, would affect the effective tax rate. After adopting SFAS No. 141R, any remaining balance of unrecognized tax benefits will affect our effective tax rate, instead of goodwill, if recognized. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had accrued interest and penalties related to unrecognized tax benefit of $337,718 and $242,071 at January 1 and December 31, 2008, respectively. The Company does not expect gross unrecognized tax benefits to change significantly during the next twelve month period.

The Company is included in the consolidated federal and several state income tax returns filed by the Parent Company and its subsidiaries. The Company and its subsidiaries also file various state and municipal income tax returns in jurisdictions with varying statutes of limitation. For the U.S. and most state and municipal jurisdictions, the years 2005 through 2008 remain subject to examination by their respective authorities. During the second quarter of 2008, the Internal Revenue Service concluded an examination of the Parent Company's U.S. income tax return for the calendar year 2005. In addition, the Parent Company is currently under examination by a significant tax jurisdiction. It is possible that this examination will be resolved in the next twelve months. Due to the potential for resolution of U.S. and state examinations, the Company anticipates that it is reasonably possible that payments in the range of $200,000 to $600,000 will be made by the end of 2009.

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